JABEZ BIOSCIENCES, INC.

6393 Blackstone Dr.

Zionsville, IN 46077

December 3, 2024

Doris Stacey Gama

Joshua Gorsky

Christine Torney

Mary Mast

United States Securities and Exchange Commission

Office of Life Sciences

Washington, DC

Re:	Jabez Biosciences, Inc.

Amendment No. 2 to Offering Statement on Form 1-A

Filed November 20, 2024

File No. 024-12509

Dear Mr. Gorsky and Mses. Gama, Torney and Mast,

We are in receipt of your comment letter dated in the above referenced matter and hereby respond to same as follows:

Amendment No. 2 to Offering Statement on Form 1-A

Regulatory Process, page 23

1.	We note your response to prior comment 4 and reissue in part. You state that performance of adequate and well-controlled clinical trials in accordance with good clinical practice are required for the FDA to approve a new drug application. Please expand your disclosure to provide further details regarding the regulatory structure of the clinical trials referenced.

RESPONSE: We have amended the Form 1-A/A accordingly.

Technology Rights, page 26

2.	In response to prior comment 6 we note that you have identified certain technology rights as “not associated with any patents or patent applications[.]” Please provide further details regarding the items listed in this section, such as how you obtained these rights and if they are being licensed from a third party.

RESPONSE: We have amended the Form 1-A/A accordingly.

Directors and Executive Officers, page 31

3.	In response to prior comment 7 you state that Robert Lewis, your Chief Operating Officer, also serves as “the President and a Director of NOK Therapeutics, Inc.” Please revise your disclosure to state the total number of hours per week that Robert Lewis anticipates working for Jabez Biosciences, Inc. Refer to Item 10(a) of Form 1-A. Further, please include an appropriate risk factor discussing any risks associated with having a part-time Chief Operating Officer.

RESPONSE: We have amended the Form 1-A/A accordingly.

Respectfully Submitted,

/s/ Tamara Jovonovich
Tamara Jovonovich, President